UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN RAILCAR INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Appreciation Rights Issued on April 4, 2007 Having an Exercise Price Per

Stock Appreciation Right of $29.49 under the American Railcar Industries, Inc. 2005 Equity

Incentive Plan, which Reference Common Stock, $0.01 par value per Share

(Title of Class of Securities)

02916P103

(CUSIP Number of Common Stock Underlying Class of Securities)

Dale C. Davies

Senior Vice President, Chief Financial Officer and Treasurer

American Railcar Industries, Inc.

100 Clark Street, St. Charles, MO 63301

Tel: (636) 940-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

James Bedar, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

Tel: (617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$911,889	$65.02
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all 201,300 stock appreciation rights (SARs) that may be eligible for exchange in the offer will be tendered pursuant to this offer. These SARs have an aggregate value of $911,889 as of April 19, 2010, based on the Black-Scholes valuation model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2010 issued by the Securities Exchange Commission on April 30, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00007130 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $65.02	Filing Party: American Railcar Industries, Inc.
Form or Registration No.: 005-81342	Date Filed: April 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 19, 2010 by American Railcar Industries, Inc., as amended and supplemented by Amendment No. 1 filed with the SEC on May 12, 2010. This Amendment is being filed to file an additional exhibit under Item 12 of the Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights dated April 19, 2010*
(a)(1)(B)	Cover Letter*
(a)(1)(C)	Election Form*
(a)(1)(D)	Notice of Withdrawal*
(a)(5)(A)	Definitive Proxy Statement of the Company filed on Schedule 14-A with the SEC on April 30, 2010.*
(a)(5)(B)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by the Company with the SEC on May 5, 2010.*
(a)(5)(C)	Email to offerees regarding expiration of offer to exchange.
(d)(1)	American Railcar Industries, Inc. 2005 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.36 to ARI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006.*
(d)(2)	Form of American Railcar Industries, Inc. 2007 Stock Appreciation Rights Agreement, incorporated by reference to Exhibit 10.46 to ARI’s Current Report on Form 8-K filed with the SEC on April 10, 2007.*
(d)(3)	Form of American Railcar Industries, Inc. 2010 Stock Appreciation Rights Agreement*

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN RAILCAR INDUSTRIES, INC.

By:	Dale C. Davies
Name:	/s/ Dale C. Davies
Title:	Senior Vice President, Treasurer and Chief Financial Officer
Date:	May 13, 2010

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights dated April 19, 2010*
(a)(1)(B)	Cover Letter*
(a)(1)(C)	Election Form*
(a)(1)(D)	Notice of Withdrawal*
(a)(5)(A)	Definitive Proxy Statement of the Company filed on Schedule 14-A with the SEC on April 30, 2010.*
(a)(5)(B)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by the Company with the SEC on May 5, 2010.*
(a)(5)(C)	Email to offerees regarding expiration of offer to exchange.
(d)(1)	American Railcar Industries, Inc. 2005 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.36 to ARI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006.*
(d)(2)	Form of American Railcar Industries, Inc. 2007 Stock Appreciation Rights Agreement, incorporated by reference to Exhibit 10.46 to ARI’s Current Report on Form 8-K filed with the SEC on April 10, 2007.*
(d)(3)	Form of American Railcar Industries, Inc. 2010 Stock Appreciation Rights Agreement*

* Previously filed.